FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: April 3, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Changes in Executive Officers

April 1, 2008

To All Whom Concerned

Name of Company listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani
General Manager of Finance Division
(Tel: +81-75-604-3500)

Changes in Executive Officers

This is to advise you that Kyocera Corporation (President: Makoto Kawamura) has decided to change its executive officers effective as from April 1, 2008, as set forth below:

New Executive Officers (effective as from April 1, 2008)

Name	New Title [New Assignment]	Former Title as of March 31, 2008 [Former Assignment]

Takenori Ugari	Senior Executive Officer [Deputy General Manager of Corporate Communication Equipment Group]	SANYO Electric Co., Ltd. Senior Vice President [Head of Personal Mobile Group Company President, Telecom Company]

Masahisa Shimizu	Executive Officer [Deputy General Manager of Corporate 2nd Mobile Communication Equipment Division]	SANYO Electric Co., Ltd. Vice President [Company Vice President, Telecom Company]

Tsuyoshi Egami	Executive Officer [Deputy General Manager of Corporate 2nd Mobile Communication Equipment Division]	SANYO Electric Co., Ltd. Vice President [Company Vice President, Telecom Company General Manager of Technical Management Department]

Note:	The former titles are those at Personal Mobile Group of SANYO Electric Co., Ltd., which was acquired by Kyocera Corporation on April 1, 2008.